UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at January 28, 2008

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Gerald Panneton
President and CEO

Date: January 28, 2008

* Print the name and title of the signing officer under his signature

    Suite 1020-800 West Pender Street
Vancouver BC V6C 2V6 Canada
Tel 604 684 - 6365 Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.continentalminerals.com

CONTINENTAL ANNOUNCES ADDITIONS TO TEAM
TO ADVANCE THE XIETONGMEN PROJECT

January 28, 2008, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSXV: KMK; OTCBB: KMKLF) announces changes to its management and technical team in preparation to move the Xietongmen Project from the exploration to development phase.

Gerald Panneton will take on a more strategic/advisory role on the Company's Board of Directors. Mr. Panneton will be providing his technical support to advance the Xietongmen Project through its last phase of permitting as well as strategic development related to the Company. He will step aside from directing day-to-day operations and from the position of President and CEO effective January 31, 2008.

David Copeland, P.Eng., has been appointed President and CEO and will lead the new engineering and development team. Mr. Copeland is a geological engineer with thirty years experience in advancing mineral projects through feasibility, permitting, engineering design phases and initial development. Recent projects include the original feasibility and permitting on the South Kemess mine, in central British Columbia; pre-feasibility and permitting on the Hollister development project, Nevada; and feasibility and permitting of the Burnstone gold project, South Africa; and acting as a senior advisor on the Gibraltar mine acquisition and restart team. He is a Director of the Company.

Steve Cleary, P.Eng., has been appointed Senior Project Manager for Xietongmen. A mechanical engineer with over 35 years of engineering and project management experience, Mr. Cleary has been responsible for feasibility studies and engineering procurement and construction management proposals for numerous multi-million dollar Greenfield and mine expansion projects as an independent consultant, and as part of engineering teams at AMEC and Placer Dome.

Frank Yu, P.Eng., is the Senior Project Development Manager for Xietongmen. A metallurgical engineer, Mr. Yu's 37 years of experience encompasses a full spectrum of process plant development activities from initial testwork, basic and detailed design, planning and management of construction, to commissioning and operation. His most recent work has taken place in Central America, northern Canada, Africa and northern Asia.

In addition to the changes to the technical team, Marchand Snyman has been appointed as Chief Financial Officer and will be appointed as a Director of Continental. A Chartered Accountant with over 14 years of experience, Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultancy providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer, from 1999-2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa. He has been Vice President, Corporate Development for Hunter Dickinson Inc. since 2006.

Mr. Snyman will replace Jeffrey Mason, who is retiring from the Board of Directors and the position of Chief Financial Officer of the Company, effective February 8, 2008.

Co-Chairman Ron Thiessen stated "Continental has made outstanding accomplishments since 2005. Gerald Panneton has led the Continental team for the last two years, achieving corporate objectives including the completion of a positive feasibility study in 2007 on the Xietongmen deposit. I would like to thank him for his strong leadership during this period.

I would also like to sincerely acknowledge Jeffrey Mason for the strategic, financial and administrative expertise that he has provided to the Company over a decade. His efforts greatly added to the development of the Company to its current status, including the acquisition of Xietongmen Property and the successful merger with Great China Mining in 2006."

The Xietongmen porphyry copper-gold deposit was discovered by drilling in 2005. A comprehensive program commenced in 2006, designed to collect the data necessary for the completion of a positive feasibility study (announced in August 2007), social and environmental impact assessments and reports required by the Chinese government to apply for a mining license. Work has been done by internationally recognized consultants consistent with international standards and certified Chinese design institutes working in accordance with Chinese rules and regulations. Continental is now completing the final report prior to making application for its mining license. As a result, the Company is establishing its in-house team to take the Project through the next steps of basic and detailed design engineering, procurement and construction management once a mining license has been secured. In the next few months, additional people with a variety of professional skill sets will be added to the development team.

For additional details on Continental, please visit www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
Co-Chairman

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Continental expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.